Exhibit 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2008	2007	2006	2005	2004

(Loss) income from continuing operations before taxes and minority interests	$(502.5)	$195.9	$202.5	$186.7	$176.5
Less undistributed earnings of equity method investments	(16.5)	(4.1)	(8.2)	(4.3)	(5.8)
Plus distributed earnings of equity method investments	3.5	6.2	0.3	—	1.3
Plus amortization of capitalized interest	0.8	0.6	0.5	0.3	0.2

	$(514.7)	$198.6	$195.1	$182.7	$172.2

Plus:
Fixed charges:
Other interest expense (includes amortization of deferred financing costs)	$54.9	$55.9	$48.8	$48.6	$42.4
Floor plan interest expense	64.5	73.4	58.5	45.5	40.8
Capitalized interest	4.8	5.5	7.1	4.0	2.9
Interest factor in rental expense	52.8	49.7	43.2	34.8	27.4

Total fixed charges	$177.0	$184.5	$157.6	$132.9	$113.5

Less:
Capitalized interest	$4.8	$5.5	$7.1	$4.0	$2.9

Earnings	$(342.5)	$377.6	$345.6	$311.6	$282.8

Ratio of earnings to fixed charges	(1.9)	2.0	2.2	2.3	2.5